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SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
COUPON EXPRESS, INC.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 69362W106
(CUSIP Number) Joseph Heller NextLevel VIII, LLC c/o NextLevel Group, LLC. 6800 Jericho Turnpike, Suite 120W Syosset, NY 11791 (516) 393-5887
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

1	NAMES OF REPORTING PERSONS. NEXTLEVEL VIII, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. 45-3607493
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 140,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS. Anita Kaufman Family Partnership, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. 11-3277887
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS. Anita Kaufman NextLevel VIII Trust FBO Joseph Heller S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 140,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS. AKFP-GP, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 140,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS. Anita Kaufman S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Joseph Heller S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 833,000
	8	SHARED VOTING POWER 140,000,000
	9	SOLE DISPOSITIVE POWER 833,000
	10	SHARED DISPOSITIVE POWER 140,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,833,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Lawrence Pecoraro S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS. (Intentionally omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Coupon Express, Inc. a Nevada corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 303 Fifth Avenue, Suite 206, New York, NY  10016.

Item 2. Identity and Background

 (a)

Name of Person Filing:

This statement is being filed by (i) NextLevel VIII, LLC (“NextLevel”) with respect to Common Stock that may be deemed beneficially owned by it; (ii) Anita Kaufman Family Partnership, LP (“AKFP”) with respect to Common Stock that may be deemed beneficially owned by NextLevel; (iii) Anita Kaufman NextLevel VIII Trust FBO Joseph Heller (“AK Trust”) with respect to Common Stock that may be deemed beneficially owned by NextLevel; (iv) AKFP-GP, LLC (“AKFP-GP”) with respect to Common Stock that may be deemed beneficially owned by AKFP; (v) Anita Kaufman (“Ms. Kaufman”) with respect to Common Stock that may be deemed beneficially owned by AKFP-GP and NextLevel; (vi) Joseph Heller (“Mr. Heller”) with respect to Common Stock that may be deemed beneficially owned by NextLevel, AKFP-GP and AK Trust; and (vii) Lawrence Pecoraro (“Mr. Pecoraro”) with respect to Common Stock that may be deemed beneficially owned by AK Trust.  AKFP, AKFP-GP, AK Trust, Mr. Heller, Ms. Kaufman and Mr. Pecoraro disclaim beneficial ownership of the securities covered by this statement.

(b)

Residence or business address:

The principal business address of each of NextLevel, AKFP, AK NextLevel, Ms. Kaufman, Mr. Heller and Mr. Pecoraro is:

c/o NextLevel Group, LLC., 6800 Jericho Turnpike, Suite 120W, Syosset, NY  11795.

(c)

Principal Occupation, Employment or Business:

Mr. Heller and Ms. Kaufman serve as the managers of NextLevel, which was formed for the purpose of making the investments in the Issuer.  AKFP and AK Trust each own 50% of the membership interests of NextLevel.  Ms. Kaufman serves as the managing member of AKFP-GP, which is the general partner of AKFP.  Mr. Heller and Mr. Pecoraro are Co-Trustees of the AK Trust.

(d)

Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers, directors, general partner or managing member of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)

Citizenship:

Each of NextLevel and AKFP-GP is a Delaware limited liability company.  AKFP is a Delaware limited partnership.  Mr. Heller and Ms. Kaufman are citizens of the United States.  The situs of the AK Trust is the State of New York.

Item 3. Source and Amount of Funds or Other Consideration

All of the funds used in making the purchases of the securities described in Item 5 of this Schedule 13D that may be deemed to be beneficially owned by NextLevel, AKFP, AKFP-GP, AK Trust, Mr. Heller, Ms. Kaufman and Mr. Pecoraro come from the working capital of NextLevel.

Item 4. Purpose of Transaction

NextLevel entered into a Cumulative Convertible Senior Note and Warrant Purchase Agreement with the Issuer on May 31, 2012 (the “2012 Purchase Agreement”), which is described in more detail in Item 6 below and the Issuer’s Form 8-K that was filed with U.S. Securities and Exchange Commission (“Commission”) on June 6, 2012 (“Form 8-K”).

The Reporting Persons have acquired the securities described in Item 5 for investment purposes.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire or dispose of the securities, or to formulate other purposes,   plans or proposals regarding the Issuer or the Common Shares held by the Reporting Persons to the extent deemed   advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

The percentages used herein are calculated based upon the 271,802,585 Common Stock issued and outstanding as of May 31, 2012, as reported on the Issuer’s Form 8-K.

(a)

Pursuant to Rule 13d-3 (“Rule 13d-3”) of the Exchange Act of 1934, as amended, NextLevel may be deemed the beneficial owner of 140,000,000 shares of Common Stock as of the date hereof, including 70,000,000 shares underlying common stock warrants (“Warrants”) and 70,000,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock (“Preferred Stock”) representing approximately 34.0% of the shares of Common Stock outstanding (after giving effect to the conversion of the Preferred Stock and exercise of the Warrants).  The Warrants and Preferred Stock, together with the Common Stock issuable upon the exercise of the Warrant and conversion of the Preferred Stock, respectfully, are collectively referred to as the “Securities.”

(b)

AKFP and AK Trust may be deemed to share the power to vote and direct the disposition of the Securities held by NextLevel by virtue of their roles as members of NextLevel; AKFP-GP may be deemed to share the power to vote and direct the disposition of the Securities deemed to be held by NextLevel by virtue of its role as the general partner of AKFP; Mr. Heller and Mr. Pecoraro may be deemed to share the power to vote and direct the disposition of the Securities deemed to be held by the AK Trust by virtue of their role as Co-Trustees;  Ms. Kaufman may be deemed to share the power to vote and direct the disposition of the Securities deemed to be held by AKFP-GP in her role as its managing member and in NextLevel in her role as a manager of NextLevel.  Mr. Heller may be deemed to share the power to vote and direct the disposition of the Securities deemed to be held by NextLevel by virtue of his role as a manager of NextLevel.

NextLevel has the sole power to vote and direct the disposition of the Securities held in its name.

(c)

Except for the 2012 Purchase Agreement described in Item 6, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 24, 2011, the Issuer entered into a Cumulative Convertible Senior Note and Warrant Purchase Agreement (the “2011 Purchase Agreement”) governing the issuance of up to $1,900,000 aggregate principal amount of Cumulative Convertible Senior Notes (the “2011 Senior Notes”) and Warrants (the “2011Warrants”) .  Pursuant to the terms of the 2011 Purchase Agreement, NextLevel purchased $1,000,000 of 2011 Senior Notes and 2011 Warrants.

The 2011 Senior Notes, which mature on October 24, 2012 (subject to a one-year extension at the option of the holders of a majority in principal amount of the Senior Notes (as defined below)), are convertible into shares of the Company’s Series A Preferred Stock (“Preferred Stock”) at a rate of one share of Preferred Stock for each $25,000 of 2011 Senior Notes.  Upon the conversion of certain Subordinated Debt of the Company to Common Stock, or upon the consent of a majority in principal amount of the Senior Notes (as defined below), the 2011 Senior Notes will be converted into shares of Preferred Stock.  The 2011 Senior Notes are secured obligations of the Issuer and will bear interest at a rate of 7% per year.

On May 31, 2012, the Issuer entered into the 2012 Purchase Agreement governing the issuance of up to $1,537,500 aggregate principal amount of Cumulative Convertible Senior Notes (the “2012 Senior Notes,” and together with the 2011 Senior Notes, the “Senior Notes”) and Warrants (the “2012 Warrants, and together with the 2011 Warrants, the “Warrants”).  The terms and conditions of the 2012 Senior Notes and 2012 Warrants are substantially similar to the 2011 Senior Notes and 2011 Warrants, respectively.  Pursuant to the terms of the 2012 Purchase Agreement, NextLevel purchased $400,000 of Senior Notes and Warrants.

The 2012 Senior Notes, which mature on May 31, 2013 (subject to a one-year extension at the option of the holders of a majority in principal amount of the Senior Notes), are convertible into shares of Preferred Stock at a rate of one share of Preferred Stock for each $25,000 of 2012 Senior Notes.  Upon the conversion of certain Subordinated Debt of the Company to Common Stock, or upon the consent of a majority in principal amount of the Senior Notes, the 2012 Senior Notes will be converted into shares of Preferred Stock.  The 2012 Senior Notes are secured obligations of the Issuer and will bear interest at a rate of 7% per year.

Each share of Preferred Stock is convertible into 1,250,000 shares of the Issuer’s Common Stock, subject to certain adjustments.  The holders of a majority of the Preferred Stock, voting as a separate class, or (ii) if a majority of the outstanding aggregate principal amount of Senior Notes shall not have been converted into Preferred Stock at such time, the holders of a majority of the then outstanding aggregate principal balance of the Senior Notes, is entitled to elect one director to the Board of Directors.  Further, such holders also have the right, under the Investor Rights Agreement, to consent to a second independent board member, and the Issuer has agreed that the board otherwise shall be comprised of five members.

The 2011 Warrants and the 2012 Warrants are exercisable until October 24, 2016 and May 31, 2017, respectively, at a price of $.04 per share (subject to certain adjustments) and entitle the holder to purchase 1,250,000 shares of the Company’s Common Stock for each $25,000 of principal amount of Senior Notes.  NextLevel has also entered into an Investors’ Right Agreement which among other things, provides for Board representation, registration rights, and certain provisions regarding future sales of securities by the Company.  The foregoing description is qualified in its entirety by reference to the Investors’ Rights Agreement, Certificate of Amendment to Articles of Incorporation—Series A Preferred Stock Rights, Designations and Privileges, and Warrant filed as Exhibits 10.3, 3.1 and 10.4, respectively, to the 8-K.

Other than the information disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1

Schedule 13D Joint Filing Agreement dated as of June 6, 2012 among each Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2012

By:        /s/ Joseph Heller

Name:

Joseph Heller

By:        /s/ Anita Kaufman

Name:

Anita Kaufman

NEXTLEVEL VIIII, LLC

By:           /s/ Joseph Heller

Name:

Joseph Heller

Title:

Authorized Person

ANITA KAUFMAN FAMILY PARTNERSHIP LP

By:           /s/ Anita Kaufman

Name:

Anita Kaufman

Title:

Authorized Person

AKFP-GP, LLC

By:           /s/ Anita Kaufman

Name:

Anita Kaufman

Title:

Authorized Person

ANITA KAUFMAN NEXTLEVEL VIII TRUST FBO JOSEPH HELLER

By:        /s/ Joseph Heller

Name:

Joseph Heller

Title:

Authorized Person

By:        /s/ Lawrence Pecoraro

Name:

Lawrence Pecoraro

Title:

Authorized Person

Exhibit 1

SCHEDULE 13D/A JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D (including amendments thereto) to which the joint filing agreement is attached, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 6th day of June, 2012.

By:        /s/ Joseph Heller

Name:

Joseph Heller

By:        /s/ Anita Kaufman

Name:

Anita Kaufman

NEXTLEVEL VIIII, LLC

By:           /s/ Joseph Heller

Name:

Joseph Heller

Title:

Authorized Person

ANITA KAUFMAN FAMILY PARTNERSHIP LP

By:           /s/ Anita Kaufman

Name:

Anita Kaufman

Title:

Authorized Person

AKFP-GP, LLC

By:           /s/ Anita Kaufman

Name:

Anita Kaufman

Title:

Authorized Person

ANITA KAUFMAN NEXTLEVEL VIII TRUST FBO JOSEPH HELLER

By:        /s/ Joseph Heller

Name:

Joseph Heller

Title:

Authorized Person

By:        /s/ Lawrence Pecoraro

Name:

Lawrence Pecoraro

Title:

Authorized Person